Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Six Months Ended Feb. 28,	Year Ended Aug. 31,
	2013	2012	2011	2010	2009	2008
EARNINGS:
Income from Continuing Operations Before Income Taxes	$2,546	$2,988	$2,374	$1,490	$2,918	$2,926
Add:
Fixed charges	118	257	234	227	178	162
Equity affiliate income — net	(12)	(10)	(21)	(16)	(17)	(2)
Amortization of capitalized interest	8	15	15	14	13	16
Less:
Capitalized interest	(10)	(21)	(22)	(25)	(34)	(22)
Earnings available for fixed charges	$2,650	$3,229	$2,580	$1,690	$3,058	$3,080
FIXED CHARGES:
Interest expense(3)	$86	$191	$172	$167	$107	$110
Capitalized interest	10	21	22	25	34	22
Portion of rents representative of interest factor	22	45	40	35	37	30
Total fixed charges	$118	$257	$234	$227	$178	$162
Ratio of Earnings to Fixed Charges	22.46	12.56	11.03	7.44	17.18	19.01

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.